May 7, 2018

VIA EDGAR

Mr. James Lopez

Mr. John Reynolds, Assistant Director

United States Securities & Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:	Dominion Minerals Corp. (the “Company”)
Form 10, Filed October 21, 2016
Form 10-K, For Fiscal Year Ended December 31, 2016
File No. 000-52696

Dear Mr. Lopez:

We are in receipt of your comment letter dated April 5, 2018, to the Company, regarding the above referenced filing (the “Comment Letter”). I’ve listed below each comment contained in the Comment Letter followed by the Company’s response.

General

Comment #1. We note your response to comment 1 and that you expect to file your Form 10-Q for the quarter ended September 30, 2017 by April 10, 2018. Please file your Form 10-Q for the quarter ended on September 30, 2017. Additionally, please file your Form 10-K for the fiscal year ended December 31, 2017.

We are preparing our Form 10-Q for the three months ended September 30, 2017 and our Form 10-K for the fiscal year ended December 31, 2017. We have run into some unexpected delays in obtaining necessary documentation. However, we expect to have the problem corrected, obtain the necessary documentation, present to our auditor and expect to file the documents as follows; (i) Form 10-Q for three months ended September 30, 2017 - no later than close of business on May 15, 2018; and (ii) Form 10-K for the year ended December 31, 2017 – no later than close of business May 21, 2018.

Form 10-K for Fiscal Year Ended December 31, 2016

Comment #2. We note your response to comment 2 and that you expect to amend your Form 10-K for the fiscal year ended December 31, 2016 by April 6, 2018. Please revise your Form 10-K as required for comments 1,3,5,6 and 9 issued on November 15, 2016. Additionally, please revise for comments 2, 3 and 4 issued on November 14, 2017.

We have amended our Form 10-K as required for comments 1, 3, 5, 6 and 9 issued on November 15, 2016. In addition, we have amended our Form 10-K for comments 2, 3, and 4 issued on November 14, 2017. We filed our Amendment No. 1 to Form 10-K on April 30, 2018.

The Company hereby acknowledges that; (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (732)536-1600 if you have any questions or need additional information regarding the responses provided above.

Sincerely,

/s/Diego E. Roca

Diego E. Roca

Chief Financial Officer

DER/der